EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Quarter Ended
	September 30, 2006	October 1, 2005
Fixed charges:
Interest expense	$75	$73
Interest portion of rental expense	11	12

Total fixed charges before capitalized interest	86	85
Capitalized interest	2	4

Total fixed charges	$88	$89

Earnings available for fixed charges:
Income before income taxes	$205 (a)	$161	(b)
Less undistributed (loss) income in minority-owned companies	(1)	(1)
Add minority interest in majority-owned subsidiaries	(1)	1
Add amortization of capitalized interest	2	2
Add fixed charges before capitalized interest	86	85

Total earnings available for fixed charges	$291	$248

Ratio of earnings to fixed charges	3.3	2.8

(a)	During the first quarter of fiscal 2007, the corporation recognized income of $1 million of pretax income from continuing operations in connection with certain restructuring actions. Also, during the first quarter of fiscal 2007, the corporation recognized $120 million of contingent sales proceeds from the disposal of its European tobacco business.
(b)	In the first quarter of fiscal 2006, the corporation recorded less than $1 million in pretax income from continuing operations in connection with certain restructuring actions. Also, during the first quarter of fiscal 2006, the corporation recognized $114 million of contingent sales proceeds from the disposal of its European tobacco business.